ACT I CA
SECTION 17, 18
RULE
PUBLIC AVAILABILITY [redacted] 6/19/2009

June 19, 2009
IM Ref. No. 20094221140
Franklin Templeton Investments
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") against a registered closed-end or open-end investment company ("Fund") within the Franklin Templeton family of Funds[1] under Section 18(a)(1), 18(c), or 18(f)(1) of the Investment Company Act of 1940 ("Act"), if the Fund participates in the Term-Asset Backed Securities Loan Facility ("TALF"), as described in your letter dated June 19, 2009, without treating the borrowing as a senior security representing indebtedness for purposes of compliance with Sections 18(a)(1), 18(c) and 18(f)(1) of the Act. We also would not recommend enforcement action to the Commission under Section 17(f) of the Act, or the rules thereunder, against a Fund with respect to the Fund's participation in the unique custody arrangements necessitated by the TALF program.

Our position is based on the facts and representations in your letter, particularly the representations that:

(1) The TALF program was launched by the United States Department of the Treasury and the Federal Reserve Board to catalyze the securitization markets by providing financing to investors to support their purchases of certain AAA-rated asset-backed securities, thereby assisting lenders in meeting the borrowing needs of consumers and small businesses, and helping to stimulate the broader economy;

(2) The terms and conditions of the Fund's participation in the TALF program are governed by the TALF Standing Loan Facility Procedures ("Procedures") and the master loan and security agreement ("MLSA") executed by a primary dealer as agent to the Fund with the Federal Reserve Bank of New York ("FRBNY") (as lender), and the Bank of New York Mellon (as administrator and custodian).[2] Under the Procedures, all prospective borrowers may access the TALF program only by opening a customer account with one or more primary dealers participating in the TALF program, and any funds to be disbursed by or to the Fund must be disbursed through the account maintained by the primary dealer.

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1 The Funds are advised by investment advisers that are under the direct or indirect control of Franklin Resources, Inc., d/b/a Franklin Templeton Investments.

2 TALF Standing Loan Facility Procedures is defined in the MLSA as "the terms, conditions, procedures and other information with respect to the TALF Standing Loan Facility and the Loans to be made available pursuant to the Lending Agreement including, but not limited to, Eligibility Criteria, Classes of Collateral, Haircut Percentages, interest rates applicable to Loans, Loan Subscription Dates and scheduled Loan Closing Dates, published from time to time by [FRBNY] and posted to the TALF Website."

[redacted]

(3) Under the Procedures and the MLSA, the borrowing by the Fund will be collateralized solely by "Eligible Securities," as defined in the Procedures. The collateral will be held in or credited to the master TALF collateral account, an omnibus account at the Bank of New York Mellon. If the loan is not repaid, the FRBNY generally may enforce its rights only against the collateral and its recourse rights will not extend to the other assets of the Fund.[3] The Eligible Securities collateralizing the loan will not be required to be marked-to-market and the Fund will not be required to re-margin based upon any change in value of the Eligible Securities. A TALF loan will be pre-payable at the option of the Fund without any penalty and the Fund may satisfy its obligation in full at any time by surrendering the collateral to FRBNY. The TALF loan will not be affected if a Nationally Recognized Statistical Rating Organization downgrades an Eligible Security used as collateral on the existing TALF loan;

(4) The Fund will segregate liquid assets in an amount equal to the Fund's outstanding principal and interest on the TALF loan ("Asset Segregation Requirement") in a manner similar to that set forth in Investment Company Act Release No. 10666 (Apr. 18, 1979) for reverse repurchase agreements. The Fund will not use the Eligible Securities that collateralize its borrowing under the TALF program to meet the Asset Segregation Requirement. The value of the segregated assets will be marked-to-market daily and additional liquid assets will be segregated whenever the total value of the segregated assets falls below the amount of the Fund's obligation under the TALF loan. The combination of the Asset Segregation Requirement and the Eligible Securities collateralizing the borrowing ensures the Fund's borrowing under the TALF program will, in effect, have asset coverage of at least 200%; and

(5) Both the investment in Eligible Securities and borrowing under the TALF program is consistent with the investment objective, policies, and limitations of the Fund, as stated in its registration statement under the Act.

This response expresses our position solely on enforcement action, solely with respect to the Funds' participation in the TALF program as described in your letter, and does not express any legal conclusions on the issues presented. You should note that any different factors, circumstances, or representations might require a different conclusion.

Stephen Van Meter
Senior Counsel

[3] Under certain limited circumstances, as detailed in the MLSA, the non-recourse nature of a TALF loan may cease to exist with respect to a borrower. Our position is not applicable to any TALF borrowing which has ceased to be non-recourse.

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Bruce G. Leto
BLeto@stradley.com
215.564.8115

June 19, 2009

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Office of Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Franklin Templeton Family of Funds

Dear Mr. Scheidt:

We are writing to request, on behalf of the registered open- and closed-end investment companies within the Franklin Templeton family of funds (collectively, the "Funds") that are managed by investment managers ("Managers") that are under the direct or indirect control of Franklin Templeton Investments,[1] assurances that the staff of the Division of Investment Management will not recommend enforcement action to the United States Securities and Exchange Commission (the "Commission") against the Funds under Section 18(a)(1), 18(c), or 18(f)(1) of the Investment Company Act of 1940, as amended (the "1940 Act"), if, under the circumstances described below, the Funds participate in the Term Asset-Backed Securities Loan Facility (the "TALF") without treating the borrowings as senior securities representing indebtedness for purposes of compliance with Sections 18(a)(1), 18(c) and 18(f)(1) of the 1940 Act.

Background

General. The TALF program was launched by the United States Department of the Treasury (the "Treasury") and the Federal Reserve Board to catalyze the

[1] Franklin Resources, Inc., a global investment management organization, operates as Franklin Templeton Investments. Franklin Templeton Investments is engaged primarily, through various subsidiaries, in providing investment management, share distribution, transfer agent and administrative services to open- and closed-end Funds in the United States and overseas.

securitization markets by providing financing to investors to support their purchases of certain AAA-rated asset-backed securities ("ABS"), thereby assisting lenders in meeting the borrowing needs of consumers and small businesses, and helping to stimulate the broader economy.[2] Under the TALF program, the Federal Reserve Bank of New York ("FRBNY") provides non-recourse funding through one or more loans ("TALF loans") to any eligible company that owns eligible securities as defined by the FRBNY.

An "eligible company" includes, among others, investment funds that are organized in the United States and managed by an investment manager that has its principal place of business located in the United States. "Eligible securities" are defined in the Procedures (as defined below) as certain U.S. dollar-denominated ABS that have credit ratings in the highest long-term or short-term investment-grade rating category from two or more major nationally recognized statistical rating organizations ("NRSRO")[3] and do not have a credit rating below the highest investment-grade rating category from a major NRSRO ("Eligible Securities").

Certain of the Funds wish to participate in the TALF program, as borrowers, by either using the proceeds of the TALF loan to purchase Eligible Securities to be posted as collateral for the loan or by posting Eligible Securities the Funds already hold in their portfolios as collateral (collectively, "Collateral").[4] The terms and conditions of each Fund's participation in the TALF program will be governed by the TALF Standing Loan Facility Procedures ("Procedures") and the Master Loan and Security Agreement ("MLSA") among a primary dealer (as agent to the Fund), the FRBNY (as lender), and The Bank of New York Mellon ("BNY Mellon") (as administrator and custodian) for the TALF program. The Boards of Trustees of the Funds have considered and authorized the Funds' participation in the TALF program, the MLSA and the agreements with one or more primary dealers, which require certain unique custody arrangements, as described below.

Non-Recourse Loans. The non-recourse nature of the TALF loans means that if a TALF loan is not repaid, the FRBNY generally may enforce its rights only with respect

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[2] The TALF program is authorized under Section 13(3) of the Federal Reserve Act. See 12 U.S.C. § 343 (2007).

[3] The major NRSROs for purposes of determining TALF-eligible ABS are designated by the FRBNY. The FRBNY will periodically review its use of NRSROs, for the purpose of determining TALF-eligible ABS. A Fund's TALF loan will not be affected if an NRSRO downgrades an Eligible Security used as collateral on the existing TALF loan.

[4] Both the investment in Eligible Securities and borrowing under the TALF program are consistent with the investment objective, policies, and limitations of each Fund that will participate in the Program, as stated in the Fund's registration statement.

to the Collateral and its recourse rights will not extend to the other assets of the Fund.[5] The Eligible Securities collateralizing the TALF loan will not be required to be marked-to-market and a Fund will not be required to re-margin based on any change in the value of the Eligible Securities.[6] The FRBNY will not require that the Eligible Securities posted as collateral be marked-to-market or re-margined because the non-recourse nature of the TALF loan means that the lender may only recover the initially posted Collateral, regardless of its value. Thus, under the TALF program, if the value of the Collateral were to decline, a Fund's other assets would not be at risk.

Under the Procedures and the MLSA, each TALF loan generally will have a three-year maturity and will be collateralized solely by Eligible Securities.[7] The Collateral will be held in or credited to the master TALF collateral account, an omnibus account at BNY Mellon (the "Master TALF Collateral Account"). The Funds will not have contractual arrangements with BNY Mellon (in its capacity as administrator and custodian under TALF) and will not have access to the Eligible Securities in the Master TALF Collateral Account during the life of the TALF loan.[8] The Collateral may, however, be released to the Funds at the direction of FRBNY, pursuant to the terms of the MLSA, as described below.

The Haircut. The amount of any TALF loan generally will be equal to the market value of the Collateral,[9] minus a haircut that will be based on the type, value and

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[5] Under certain limited circumstances, as detailed in the MLSA, the non-recourse nature of a TALF loan may cease to exist with respect to a borrower. We do not ask for guidance concerning any TALF borrowing that has ceased to be non-recourse.

[6] The Eligible Securities would be marked-to-market for purposes of Section 2(a)(41) of the 1940 Act.

[7] On May 1, 2009, the FRBNY announced that starting in June 2009, commercial mortgage-backed securities and securities backed by insurance premium finance loans will be eligible Collateral for TALF loans. Those TALF loans have been authorized for terms of up to five years. An eligible borrower, such as a Fund, would have the option to request a three-year or a five-year term. ABS backed by Small Business Administration guaranteed loans and student loans will also be eligible Collateral for five-year term TALF loans.

[8] BNY Mellon may serve as custodian for some of the Funds consistent with the requirements of Section 17(f) of the 1940 Act. BNY Mellon would act as administrator and custodian for FRBNY in connection with the TALF program and the Collateral.

[9] The market value of the Collateral will be determined by BNY Mellon (as administrator and custodian for the TALF program) and, in the case of newly acquired Collateral, the market value will be the price paid by the Fund for the Eligible Securities.

average life of the ABS that serve as Collateral (the "Haircut Amount"). For example, a Fund seeking to obtain the minimum TALF loan of $10 million with Collateral that is subject to a 10 percent haircut will have to deliver a total of approximately $11 million worth of Collateral. The Collateral may come from the Fund's own inventory of portfolio securities or the Collateral may be purchased with the proceeds of the TALF loan.[10] A TALF loan will be pre-payable at the option of the Fund without any penalty and the Fund may satisfy its obligation in full at any time by surrendering the Collateral to the FRBNY. The FRBNY determines the Haircut Amount.

Due to the non-recourse nature of the TALF loan, a Fund's risk exposure generally would be limited to the Haircut Amount. In particular, TALF is structured so that the payments on the ABS that serve as Collateral should support a Fund's periodic interest payment obligations, as well as the Fund's obligation to repay the remaining principal amount of the loan, to the FRBNY. It is possible, however, that the payments on the ABS that serve as Collateral will fail to support a Fund's payment obligations under the loan, despite the over collateralization provided by the Haircut Amount. In that case, the Fund could make interest payments out of other Fund assets besides the TALF Collateral, or take steps to terminate the loan. Should the Fund terminate the TALF loan, the FRBNY could only seek satisfaction of the Fund's obligations through its access to the Collateral.

The Primary Dealer. The TALF program is structured so that prospective borrowers may access the TALF program only by opening a customer account with one or more primary dealers participating in the program.[11] The primary dealer is intended to act in all instances as the borrower's agent and the borrower's sole interface with the FRBNY and BNY Mellon (as custodian and administrator for the program). The forms of customer agreement presented to the Funds to date by prospective primary dealers provide, as contemplated by the MLSA, that any funds to be disbursed by or to a Fund are to be disbursed through an account maintained by the primary dealer. For example, prior to the closing on a TALF loan, the Fund will be required to deliver to the primary dealer all amounts due at the closing, including: (i) the Haircut Amount (as described above); (ii) the administrative fee for participating in the TALF program; and (iii) any Collateral for the loan not otherwise purchased through the primary dealer, all by no later

[10] The process for delivering Collateral varies depending on whether a borrower seeks to deliver Collateral that is acquired through its primary dealer or through a counterparty other than its primary dealer. In each case, however, a TALF loan must be secured by Collateral with a value equal to the loan amount plus the Haircut Amount.

[11] For purposes of the TALF program, primary dealers are those designated from time to time by the FRBNY as the Primary Government Securities Dealers Reporting to the Government Securities Dealers Statistics Unit of the FRBNY.

than 5 p.m., E.T., on the second business day prior to the loan closing. The primary dealer, in turn, must deliver such amounts and Collateral by a certain specified time during the morning of the loan closing. Thus, for a period of time, the primary dealer will hold all such funds and Collateral for the Fund (and any other customers of the dealer applying for a TALF loan at that time). In addition, the primary dealer is required to deposit funds received on a borrower's behalf, such as interest or principal payments on the Collateral, as promptly as practicable in accordance with the borrower's instructions but generally in no event later than the business day following the primary dealer's receipt of the funds and the borrower's instructions.

Consequently, a primary dealer may be called upon to hold Fund assets as agent of the Fund. That arrangement will not comply with the requirements of Rule 17f-1 under the 1940 Act (which normally would govern the custody of fund assets by a primary dealer), although the arrangement will not raise the safekeeping concerns underlying the rule or Section 17(f) of the Act generally. Specifically, the TALF program and the MLSA depend upon primary dealers that have been selected by FRBNY. The primary dealers are called upon to facilitate participation by registered funds and other persons in the TALF program. A primary dealer will have limited access to Fund assets, and will be selected by the Funds based on an assessment of, among other things, the quality of its services and its creditworthiness. Accordingly, we respectfully request that, in light of the unique nature and circumstances of the TALF program, you confirm that you will not recommend enforcement action to the Commission against the Funds under Section 17(f) of the 1940 Act if the Funds use one or more primary dealers as contemplated by the MLSA.

TALF Loan Termination. Pursuant to the MLSA, a Fund could essentially terminate a TALF loan, prior to the maturity date, in any of three ways. First, a Fund may prepay the TALF loan in full or in part at any time without penalty.[12] A Fund's

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[12] The registration statements for the open-end Funds in the Franklin Templeton family of funds generally state that a Fund may not acquire illiquid securities if, as a result of such investments, more than ten (10%) to fifteen percent (15%), depending on the Fund, of the Fund's net assets (at the time of each investment) would be invested in illiquid securities. The registration statements state that an "illiquid security" is a security that cannot be disposed of within seven days in the normal course of business at approximately the amount at which the Fund has valued the security. During those times, if any, when an ABS subject to a TALF loan is an illiquid security, the Fund will count only the amount by which the fair value of the ABS exceeds the amount of the TALF loan as illiquid to give effect to the unique non-recourse nature of the TALF loan, which limits the Fund's assets potentially at risk to a particular ABS. Under this methodology, 85%-90%, depending on the Fund, of a Fund's net assets (at the time of each investment) would be liquid and available to meet redemptions, which would be consistent with the Funds' disclosure in their registration statements regarding the acquisition of illiquid securities.

ability to make a prepayment (in whole or in part), however, is subject to the following conditions:

- A Fund must provide, through its primary dealer, at least four business days' advance notice to BNY Mellon and FRBNY of its intention to make a prepayment;

- Prepayments are prohibited during any Restricted Prepayment Period, which is a period of four business days of each month commencing on the 15th day of the month or the next business day if the 15th day is not a business day; and

- BNY Mellon has broad discretion to extend the date on which such prepayment is consummated if BNY Mellon deems it necessary to accommodate operational or administrative issues.

Second, a Fund may assign all of its obligations with respect to a TALF loan to another borrower that is an eligible company subject to the consent of FRBNY. The FRBNY, however, may delay or withhold its consent to any loan assignment for any reason and for any period of time (and unless otherwise extended by FRBNY, assignments will not be consented to after December 31, 2009).

Finally, a Fund may, at any time prior to the maturity of a TALF loan, surrender the Collateral securing such loan to FRBNY in full satisfaction of its obligations with respect to the loan ("Collateral Surrender Right"). In order to exercise the Collateral Surrender Right, the Fund, through its primary dealer, must deliver to BNY Mellon (with a copy to FRBNY) a Collateral Surrender and Acceptance Notice. Upon receipt of the notice, FRBNY must designate an effective date of the Collateral Surrender which may not be more than ten business days after its receipt of the notice.

When a TALF loan matures, a Fund may: (i) repay the loan and take possession of the remaining Collateral;[13] (ii) enter into a transaction for the sale of the Collateral and make arrangements with the FRBNY to deliver the Collateral to the counterparty against payment; or (iii) surrender the Collateral to the FRBNY, in lieu of repaying the outstanding principal or interest on a TALF loan, by delivering a Collateral Surrender and Acceptance Notice to the FRBNY and BNY Mellon by the maturity date.[14]

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[13] The FRBNY's security interest in the Collateral will be released to the Fund upon confirmation to FRBNY by BNY Mellon that all of the Fund's obligations secured by the Collateral have been unconditionally paid in full.

[14] Pursuant to the MLSA, if a Fund fails to deliver the Collateral Surrender and Acceptance Notice by the maturity date, the FRBNY may exercise recourse rights against the Fund and Collateral and require it to repay the TALF loan.

Section 18 of the 1940 Act

A Fund's borrowing from the FRBNY implicates certain provisions of the 1940 Act, and the Commission and the Commission staff's positions thereunder. Specifically, Section 18 of the 1940 Act restricts the ability of registered closed- and open-end funds to issue or sell any class of "senior security."[15] Section 18(a)(1) of the 1940 Act prohibits any registered closed-end fund from issuing any class of senior security or selling any senior security of which it is the issuer, that represents an indebtedness, unless (among other things) immediately after such issuance or sale the fund will have asset coverage of at least 300 percent. In addition, Section 18(c) of the 1940 Act, with certain exceptions, prohibits any registered closed-end fund from issuing any senior security representing indebtedness if immediately thereafter such fund would have outstanding more than one class of senior security representing indebtedness. Section 18(f)(1) of the 1940 Act prohibits any registered open-end fund from issuing any class of senior security, or selling any class of senior security of which it is the issuer, except that the fund may borrow from any bank, provided that immediately after any such borrowing there is asset coverage of at least 300 percent for all of the borrowings of the fund.[16]

In 1979, the Commission took the position that those provisions of Section 18 would also apply to certain securities trading practices that create leverage, including reverse repurchase agreements.[17] Rather than apply the asset coverage limits, or prohibit registered investment companies from engaging in those transactions (because, for instance, the transactions do not entail a borrowing from a bank), the Commission indicated that the concerns underlying Section 18 could be addressed if an investment company "covers" a fund's obligations that are created pursuant to such transactions by establishing and maintaining certain "segregated accounts." The Commission stated that although it was expressing its views only with regard to those securities trading practices under discussion, "if an investment company were to issue a security which affected its capital structure in a manner analogous to the agreements discussed in the release and

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[15] Section 18(g) of the 1940 Act defines the term "senior security" to include any "obligation or instrument constituting a security and evidencing indebtedness." Section 2(a)(36) of the 1940 Act defines "security" to include "any note, stock, treasury stock, debenture, evidence of indebtedness...or, in general, any interest or instrument commonly known as a 'security.'"

[16] Pursuant to Section 18(h) of the 1940 Act, "asset coverage" of a class of senior security representing an indebtedness of an issuer means the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.

[17] *Securities Trading Practices of Registered Investment Companies*, Commission Rel. No. IC-10666 (Apr. 18, 1979) ("Release 10666"). In Release 10666, the Commission also addressed the firm commitment agreements and standby commitment agreements.

barring other material differences, the Commission believes it would view the transaction from a similar analytical posture."

We believe that TALF loans would affect a Fund's capital structure in a manner analogous to the effect of reverse repurchase agreements on a fund's capital structure, and accordingly propose to address the asset coverage requirements of Section 18 for a TALF loan in the manner set forth in Release 10666. We contend that a TALF loan is very similar to a reverse repurchase agreement. In a typical reverse repurchase agreement, a fund that is the record owner of a security transfers possession of the security to another party in return for a percentage of the value of the security, but retains record ownership of the security. As the Commission stated in Release 10666, "in economic reality, the reverse repurchase agreement is a loan to an investment company by the other party, collateralized by the security, because all of the incidents of ownership of the security are retained by the investment company." Similarly, a TALF loan would entail a loan by the FRBNY to a Fund in exchange for the pledge of the Collateral.

Accordingly, each Fund would segregate liquid assets in an amount equal to the Fund's outstanding principal and interest on the TALF loan ("Asset Segregation Requirement") in a manner similar to that set forth in Release 10666 for reverse repurchase agreements. The Funds would not use the Eligible Securities that collateralize its borrowings under the TALF program to meet the Asset Segregation Requirement. The value of the segregated assets would be marked-to-market daily and additional liquid assets would be segregated whenever the total value of the segregated assets falls below the amount of the Fund's obligation under the TALF loan. The Asset Segregation Requirement works to ensure that, in effect, the Fund's borrowing under the TALF program will have asset coverage of at least 200%.

Conclusion

We respectfully request, on behalf of the Funds and the Managers, assurances that the staff of the Division of Investment Management will not recommend enforcement action to the Commission against the Funds under Section 18(a)(1), 18(c), or 18(f)(1) of the 1940 Act if, under the circumstances described above, the Funds participate in the TALF without treating the borrowings as senior securities representing indebtedness for purposes of compliance with Sections 18(a)(1), 18(c) and 18(f)(1) of the 1940 Act.[18] If the staff is unwilling to provide us with those no-action assurances, we respectfully

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[18] We also request those assurances from the staff with respect to the Funds' participation in TALF insofar as the FRBNY changes the terms of the TALF from time to time (*e.g.*, the FRBNY may further expand the types of ABS that can be Collateral), provided that the TALF loans remain non-recourse under the Procedures and the MLSA and as described in this letter.

request the opportunity to amend or withdraw our request. Please telephone Alison M. Fuller (202-419-8412) or me concerning this request.

Very truly yours,

Bruce G. Leto, Esquire

Copy to:

Craig S. Tyle,
General Counsel, Franklin Templeton Investments
David Goss,
Senior Associate General Counsel, Franklin Templeton Investments
Karen L. Skidmore,
Senior Associate General Counsel, Franklin Templeton Investments
Kristin H. Ives, Esq.
Alison M. Fuller, Esq.